UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Finjan Holdings, Inc.

(Name of Subject Company)

CFIP Goldfish Merger Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

CFIP Goldfish Holdings LLC

(Parent of Offeror)

Fortress Operating Entity I LP
FIG Corp.
Fortress Investment Group LLC

(Other Person)

(Names of Filing Persons (identifying status as Offeror or Issuer))

Common stock, par value $0.0001 per share

(Title of Class of Securities)

31788H303

(CUSIP Number of Class of Securities)

CFIP Goldfish Merger Sub Inc.

c/o Fortress Investment Group LLC

Attention: David N. Brooks

Secretary, Vice President and General Counsel

1345 6th Avenue, 46th Floor

New York, New York 10105

(212) 798-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Asi Kirmayer, Esq.

Sidley Austin LLP

787 Seventh Avenue
New York, New York 10019

(212) 839-5404

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$43,882,114	$5,695.90

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) 27,832,485 issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Finjan Holdings, Inc. (“Finjan”) multiplied by the offer price of $1.55 per Share, (2) 424,576 Shares subject to issuance pursuant to granted and outstanding restricted stock units (inclusive of Shares that are subject to vesting) under Finjan’s 2014 Incentive Compensation Plan multiplied by the offer price of $1.55 per Share and (3) 248,055 Shares subject to issuance pursuant to granted and outstanding stock options with an exercise price less than $1.55 (inclusive of Shares that are subject to vesting) under Finjan’s 2013 Global Share Option Plan and Israeli Sub-Plan (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $1.55 minus a weighted average exercise price of $1.2127). The foregoing figures have been provided by Finjan and are as of June 23, 2020, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 22, 2019, by multiplying the transaction value by 0.0001298.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,695.90	Filing Party: CFIP Goldfish Merger Sub Inc.
Form or Registration No.: Schedule TO-T	Date Filed: June 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on June 24, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) CFIP Goldfish Merger Sub Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of CFIP Goldfish Holdings LLC, a Delaware limited liability company (“Parent”), (ii) Parent, and (iii) Fortress Operating Entity I LP (“FOE I”), a Delaware limited partnership, FIG Corp., a Delaware corporation (“FOE GP”) and Fortress Investment Group LLC, a Delaware limited liability company (“FIG” and, together with FOE I and FOE GP, “Fortress”). Offeror is a wholly-owned subsidiary of Parent, and Parent and Offeror are affiliates of Fortress. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding Shares for a price of $1.55 per Share (the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger, dated as of June 10, 2020, by and among Finjan, Parent and Offeror, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Schedule TO, including all schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items to the extent specifically provided herein.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended as follows:

All references relating to the Offeror making payment “as promptly as practicable after the Acceptance Time” or “as promptly as possible after the Acceptance Time” are replaced with “promptly after the Acceptance Time”.

Item 11.

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 17 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the final paragraph:

“Certain Litigation. On June 29, 2020, Lucas Barnes, a purported stockholder, filed a putative class action lawsuit challenging certain disclosures made in connection with the Offer and alleging breaches of fiduciary duties by Finjan and the members of the Finjan Board in the U.S. District Court for the Northern District of California. The complaint is captioned Barnes v. Finjan Holdings, Inc. et al., case number 3:20-cv-04289. The complaint names as defendants Finjan and each member of the Finjan Board. The complaint alleges, among other things, that Finjan and the Finjan Board violated provisions of the Exchange Act by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. The complaint also alleges breaches of fiduciary duties owed to stockholders with respect to the sales process and Offer price. As relief, the complaint seeks, among other things, to enjoin the Offer, to rescind and set aside the Offer or rescissory damages should the Offer be consummated, certain declaration with respect to the Merger Agreement and directions with respect to the Finjan Board, other unspecified damages and an award of attorneys’ and experts’ fees. As of this filing, the complaint has not been served and Finjan has disclosed in the Schedule 14D-9 that it believes that the complaint lacks merit.

Also on June 29, 2020, Robert Grier, a purported stockholder, filed a putative class action lawsuit challenging certain disclosures made in connection with the Offer and alleging breaches of fiduciary duties by the members of the Finjan Board in the U.S. District Court for the Northern District of California. The complaint is captioned Grier v. Finjan Holdings, Inc. et al., case number 5:20-cv-04343. The complaint names as defendants Finjan and each member of the Finjan Board. The complaint alleges, among other things, that Finjan and the Finjan Board violated provisions of the Exchange Act, and fiduciary duties arising under state law, by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, to preliminarily enjoin proceeding with, consummating or closing the Offer until the defendants disclose certain requested information, to rescind the Merger Agreement or grant rescissory damages, other unspecified damages and an award of attorneys’ and experts’ fees. As of this filing, the complaint has not been served and Finjan has disclosed in the Schedule 14D-9 that it believes that the complaint lacks merit.

On July 2, 2020, Joseph Post, a purported stockholder, filed a putative class action lawsuit challenging certain disclosures made in connection with the Offer in the U.S. District Court for the District of Delaware. The complaint is captioned Post v. Finjan Holdings, Inc. et al., case number 1:20-cv-00900-UNA. The complaint names as defendants Finjan, each member of the Finjan Board, Offeror and Parent. The complaint alleges, among other things, that the defendants violated provisions of the Exchange Act by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, to enjoin proceeding with, consummating or closing the Offer, to rescind and set aside the Offer or rescissory damages should the Offer be consummated, to require the filing of a corrected Schedule 14D-9 Solicitation/Recommendation Statement and an award of attorneys’ and experts’ fees. As of this filing, the complaint has not been served and Finjan has disclosed in the Schedule 14D-9 that it believes that the complaint lacks merit. The Offeror and Parent believe that, as to the claims against the Offeror and Parent, the complaint lacks merit.

On July 5, 2020, Anthony Veloso, a purported stockholder, filed a lawsuit challenging certain disclosures made in connection with the Offer in the U.S. District Court for the Eastern District of New York. The complaint is captioned Veloso v. Finjan Holdings, Inc., et al., case number 1:20-cv-02964. The complaint names as defendants Finjan and each member of the Finjan Board. The complaint alleges, among other things, that the defendants violated provisions of the Exchange Act by failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, to preliminarily and permanently enjoin the Offer until the defendants disclose certain requested information, to rescind and set aside the Offer or rescissory damages should the Offer be consummated and an award of attorneys’ and experts’ fees. As of this filing, the complaint has not been served and Finjan has disclosed in the Schedule 14D-9 that it believes that the complaint lacks merit.

Additional lawsuits arising out of or relating to the Offer and/or the Merger may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily disclose such additional filings.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2020

CFIP GOLDFISH MERGER SUB INC.

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

CFIP GOLDFISH HOLDINGS LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., as general partner

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FIG CORP.

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary